

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE



03056225

NO ACT
P.E 2-24-03
1-2360

March 28, 2003

Joseph F. Kelly
229 Ottowa Lane
Franklin Lakes, NJ 07417

Act 1934
Section
Rule 14A-8
Public Availability 3/28/2003

Dear Mr. Kelly:

This is in response to your letter dated February 24, 2003. In that letter you requested the Commission's view on the Division of Corporation Finance's December 18, 2002 no-action letter and January 9, 2003 reconsideration regarding a shareholder proposal that you submitted to International Business Machines Corporation.

Under Part 202.1(d) of Section 17 of the Code of Federal Regulations, the Division may present a request for Commission review of a Division no-action response under rule 14a-8 if it concludes that the request involves "matters of substantial importance and where the issues are novel or highly complex." We have applied this standard to your request and determined not to present your request to the Commission.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

CRGH

83/00642

229 Ottowa Lane
Franklin Lakes, N.J. 07417
Feb. 24, 2003
201-891-8026
fax: 201-891-0981

Mr. William Donaldson
Chairman
Securities & Exchange Commission
450 Fifth St. N.W.
Judiciary Square
Washington, D.C. 20549

Dear Chairman Donaldson:

I want to bring to your attention and ask for a review of a decision made by Mr. Martin P. Dunn, Deputy Director of the SEC, which, I believe, was unfairly handled.

On Sept. 3, 2002, I submitted a stockholder proposal to the IBM Corp. related to a proposal for more ethical governance, as related to the treatment of employees. I faithfully satisfied all of the criteria for the submission of a stockholder proposal.

On Nov. 18, 2002, Mr. Stuart S. Moskowitz, Senior Counsel of IBM, rejected the proposal I submitted and indicated that IBM did not want to include my proposal in the proxy materials. Mr. Moskowitz claimed that I was motivated by a personal agenda.

The fact is that I am no longer an IBM employee, and thus do not stand to gain in any way from the beneficial effects of the proposal I submitted. If the proposal I submitted is voted on and enacted , current and future employees of IBM might be treated in a more honest and ethical manner. However, I would not benefit in any way from this enactment.

Mr. Moskowitz also stated that the general IBM shareholders were not interested in my proposal. I deeply believe that a more ethical treatment of employees would create a more positive work environment and that the improved employee morale would serve the beneficial interests of all shareholders. In any event, allowing the proposal to be voted on would determine the level of interest of the shareholders.

On Dec. 3, 2002 I wrote to the SEC detailing my reasons for the stockholder's proposal and addressing IBM's rejection of my motion. I have attached a copy of that letter.

On Dec. 18, 2002, Mr. Martin P. Dunn, Deputy Director of the SEC, replied to me supporting IBM's decision not to include my motion in the proxy materials, because of personal interest on my part. However, Mr. Dunn's letter included the attachment of "all of the correspondence relating to this matter". In that attachment, Mr. Dunn included only the IBM correspondence and **none** of mine. It appeared that Mr. Dunn made his decision in favor of IBM, completely without regard to the documentation and correspondence I submitted.

On Dec. 27, 2002 I wrote to Mr. Dunn bringing to his attention that fact that it appeared that his decision was made without review or consideration of my submissions. If not, then Mr. Dunn would have included my submissions in his attachment with all of the related correspondence. I have included a copy of my letter.

On Jan. 9, 2003, Mr. Dunn replied that his decision of Dec. 18, 2002 remained. In his letter, Mr. Dunn **never addressed** the specific points I brought to his attention in my letter of Dec. 27, 2002.

Even if the decision is made against me, I would like to believe that it was made fairly. If my submission was not even included in the review, it does not appear that the matter was reviewed fairly.

I would be ost appreciative if you can review this matter.

Respectfully submitted,



Joseph F. Kelly

229 Ottowa Lane
Franklin Lakes, N.J. 07417
Dec. 3, 2002
201-891-8026

Securities & Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
450 Fifth St., N.W.
Judiciary Square
Washington, D.C. 20549

Dear Sir;

RE:
- My Stockholder Proposal submitted to IBM on Sept. 5, 2002
- My follow-up to the Securities & Exchange Commission on Sept. 30, 2002
- IBM's response of Nov. 18, 2002

On Sept. 5, 2002 I submitted a stockholder proposal to IBM. On Sept. 30, 2002, having received no reply from IBM, I requested assistance from the SEC in order to obtain focus on the motion I submitted. I believe that I have faithfully satisfied all of the criteria for the submission of a shareholder proposal.

On Nov. 18, 2002, Mr. Stuart S. Moskowitz, Senior Counsel of IBM, sent a letter to the SEC, copying myself, rejecting the proposal I submitted and indicating that IBM did not want to include the proposal in the proxy materials.

Three reasons were offered by IBM for not including the proposal in the proxy materials and for not allowing the proposal to be voted on by the shareholders.

I would like to address each of the 3 reasons offered by IBM for rejecting the proposal and for refusing to include it in the proxy materials. I believe that each of these reasons are unfounded.

IBM POSITION (1): Proposal relates to the redress of a personal claim or grievance against the company and company management.

RESPONSE: As I stated in my original submission, the background of this proposal relates to a matter which occurred while I was an IBM employee. However, the proposal in no way relates to my personal issues. Nor is the proposal intended in any way to seek redress the issues I raised. I am solely addressing the business practice and policy issues behind these matters. The proposal, specifically, does not address my personal issues.

IBM POSITION (2): The proposal is designed to further a personal interest of the proponent which is not shared by the stockholders at large.

RESPONSE: I am no longer an employee of the IBM company. There is no way in which I can benefit from the enactment of the proposal, if it were approved by the shareholders. The proposal, if approved, would benefit current and future employees of IBM, by providing a more ethical work environment. However, there is no way in which I would personally benefit. I have asked for nothing with respect to the proposal. I do not expect any personal gain and I would not accept anything in relation to this proposal.

I believe that the stockholders would be interested in the proposal for the following reason. If the enactment of the proposal creates a more ethical work environment for current and future employees of IBM, then the increased morale and trust in the company by the employees, would result in a more motivated workforce, which is in the beneficial interest of all shareholders.

IBM POSITION (3): The proponent has initiated 3 other litigations since leaving IBM on June 24, 2002, reflecting his disgruntlement over his management and the circumstances surrounding the fact that he no longer works for IBM.

RESPONSE: It is true that I was very disappointed regarding specific matters concerning my separation from IBM. I believe that these concerns were fully justified. However, it is without justification to characterize me as disgruntled.

The specifics of the grievances do not relate to the stockholder proposal made, and this is not the proper venue to address those concerns. I believe that my actions were reasonable and justified.

For purposes of clarification, the issues were:

1. I believe that I was subjected to provable age and sex discrimination. I have filed a complaint with the N.Y. State, Division of Human Rights.

   This is not related to the stockholder proposal submitted.

2. As an employee of IBM for 41 1/2 years, the tradition allowed for a retirement luncheon or dinner. None was offered until it was too late to invite colleagues.

   After pursuing internal appeals, I did address this matter, in a Small Claims action. I was required by IBM to relinquish this action in order to receive the severance payment. I did so. The matter is closed.

3. My manager asked me to purchase personal items for his use and to bring them to Argentina, on a business trip. He then did not pay me for these items.

   After trying several times to gain payment, I did address this issue in a Small Claims action, which I believe was most reasonable and justified. Again, in order to receive the severance payment, I was required to relinquish this action, and did so.

Mr. Moskowitz of IBM is incorrect in stating that these actions were instituted after leaving IBM on June 24. The 2 Small Claims actions were initiated before leaving IBM. The complaint filed with the New York State, Div. of Human Rights was the only action initiated after leaving IBM.

In order to create a more balanced and favorable presentation of the issues, Mr. Moskowitz could have added that in over 41 years of service with IBM, there was no other such issue, or court action, ever raised.

Again, the preceding matters were of concern to me; but are not the basis , nor related, to the stockholder proposal submitted. The shareholder proposal relates to a policy issue, and not to the specific issues addressed here.

IBM has seen it necessary to focus on these actions, and to distort the context of these issues to discredit me. I believe and submit that these grievances of mine were justified, that my actions were reasonable, and that they were not related to the stockholder proposal submitted.

I want to bring to your attention that in the 71 page objection IBM has submitted to the SEC, not a single line was addressed to the actual merits of the stockholder proposal, and the potential beneficial interest of this proposal to IBM shareholders.

The exclusive focus of the IBM response was to unfairly and wrongly attribute motives to me, which are simply without basis. In addition, a substantive effort has been made to discredit me, without justification. The attributions made against me are unfair, out of context and solely made to distract attention from the merits of the shareholder proposal submitted.

As detailed in my letter of Sept. 30, 2002, I have satisfied all of the criteria established by the SEC for submission of a stockholder proposal.

For these reasons, I ask that the stockholder proposal I submitted be included in the proxy materials and voted on by the shareholders.

Thank you for your consideration of my response.

Respectfully submitted,

Joseph F. Kelly

cc. Mr. Stuart S. Moskowitz
Senior Counsel
IBM Corporation
New orchard Road
Armonk, N.Y. 10504

Attachment: My letter of Sept. 30, 2002

229 Ottowa Lane
Franklin Lakes, N.J. 07417
Dec. 27, 2002
201-891-8026
fax: 201-891-0981
e-mail: joefk@att.net

Martin P. Dunn
Deputy Director
Division of Corporation Finance
Office of the chief Counsel
Securities & Exchange Commission
450 Fifth St., N.W.
Washington, D.C. 20549

Dear Mr. Dunn:

RE: My Stockholder Proposal submitted to IBM on Sept. 5, 2002
My follow-up to the Securities & Exchange Commission on Sept. 30, 2002
IBM's Response of Nov. 18, 2002
My letter of explanation of Dec. 3, 2002
Your letter of Dec. 18, 2002

I have received your letter of Dec. 18, 2002 in which you indicate that the SEC will not recommend enforcement action if IBM omits my proposal from its proxy materials.

Your letter further references the attachment of "all of the correspondence" relating to this matter.

However, your letter of Dec. 18, 2002 does not include or reference my letter of explanation of Dec. 3, 2002. It appears that the decision against me, was made without reference to the submission I made on Dec. 3. 2002.

IBM claims that my proposal is designed to further personal interests and is not related to matters of general interest to all of the shareholders.

In my letter of Dec. 3, 2002 (attached) I clearly demonstrated that there was no basis for IBM's claim of personal interest and that the substance of the submitted proposal was of general and beneficial interest to all of the IBM shareholders. My letter of Dec. 3, 2002 clearly substantiated this position.

It may be possible that my letter of Dec. 3, 2002 was not included in the review of my proposal. If so, I would be most appreciative if the matter could be reviewed with the content of my letter of Dec. 3, 2002 included.

I assure you that there was no personal gain sought by me in the submission of my proposal, and that the objective of more ethical standards by the executives of IBM would benefit all of the IBM shareholders.

Thank you for reviewing my motion and my letter of Dec. 3, 2002.

Respectfully submitted,

Joseph F. Kelly

Attachment : My letter of Dec. 3, 2002 to the Office of Chief Counsel, SEC

cc. Mr. Alex Shukhman
Attorney - Advisor
Division of Corporation Finance
Office of the Chief Counsel
Securities & Exchange Commission
450 Fifth St., N.W.
Washington, D.C. 20549

cc: Mr. Stuart S. Moskowitz
Assistant General Counsel
IBM Corp.
New orchard Road
Armonk, N.Y. 10504



DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

January 9, 2003

Joseph F. Kelly
229 Ottowa Lane
Franklin Lakes, NJ 07417

Re: International Business Machines Corporation
Reconsideration request dated December 27, 2002

Dear Mr. Kelly:

This is in response to your letters dated December 3, 2002 and December 27, 2002 concerning the shareholder proposal submitted to IBM by Joseph F. Kelly. On December 18, 2002, we issued our response expressing our informal view that IBM could exclude the proposal from its proxy materials for its upcoming annual meeting. You have asked us to reconsider our position.

After reviewing the information contained in your letter, we find no basis to reconsider our position.

Sincerely,

Martin P. Dunn
Deputy Director